Exhibit 99.1 Financial Report Grupo Financiero Galicia S.A. 3rd. quarter 2022

Grupo Financiero Galicia Buenos Aires, Argentina, November 22, 2022, Grupo Financiero Galicia S.A. (“Grupo Financiero Galicia” o “GFG”, BYMA/NASDAQ: GGAL), announced its financial results for the third quarter of fiscal year 2022, ending on September 30, 2022. This report is a summary analysis of GFG’s financial condition and results of operations as of and for the periods indicated above. For a correct interpretation, this report must be read in conjunction with GFG’s financial statements, as well as with all other information periodically filed with the National Securities Commission (www.cnv.gob.ar), the Buenos Aires Stock Exchange (www.labolsa.com.ar), the Cordoba Stock Exchange (www.bolsacba.com.ar) and the Nasdaq (www.nasdaq.com). Readers of this report must note that this is a free translation made from an original version written and expressed in Spanish. Therefore, any matters of interpretation should be referred to the original version in Spanish. Diego Rivas Pablo Firvida Chief Financial Officer Investor Relations Officer November 23, 2022 +1 786 697 3501 Conference Call 11:00 am (Eastern Time) Please join the call 5 minutes before the booked start time to allow the operator to transfer you into the call by the scheduled start time 1:00 pm (Argentina)

Highlights Ps.11,198 million 3Q 2022 Net income -35% vs. 3Q 2021 The information in this report was adjusted 9.01% 80.19% and restated to ROE Efficiency constant currency, in -523 bp vs. 3Q 2021 +2,406 bp vs. 3Q 2021 accordance with IAS 29 “Financial Information in Ps.7.59 24.96% Hyperinflationary Net profit per share Capital Ratio Economies”, 8,853 480 except otherwise noted. Employees Branches and others points of sale 6,602 13,635 Deposits accounts Credit cards Banco Galicia In thousands In thousands 3

Selected financial information Selected ratios Percentages 2022 2021 Variation (bp) 3Q 2Q 3Q vs. 2Q22 vs. 3Q21 ROA 1 .65 0 .94 2.56 7 1 (91) ROE 9 .01 5 .11 14.24 3 90 (523) Financial Margin 2 1.67 19.83 16.89 1 84 4 78 Efficiency ratio 8 0.19 7 9.86 56.13 3 3 2 ,406 (1) Capital ratio 24.96 23.12 26.10 185 (114) NPL Ratio 3.09 3.16 3.96 (7) (87) Allowance for loan losses / Private-sector financing 6 .29 6.26 6.73 3 (44) Coverage 2 03.48 197.86 169.91 5 62 3,357 Non-accrual portfolio with guarantees to non-accrual portfolio 9.19 7.46 7.72 1 73 147 Cost of risk 3.71 4 .94 3.17 (123) 5 4 (1) Banco Galicia consolidated with Naranja X. 4

Grupo Financiera Galicia includes Banco de Galicia y Buenos Aires S.A.U. (Banco Galicia), Tarjetas Regionales S.A. (Naranja X), Sudamericana Holding S.A. (Galicia Seguros), Galicia Asset Management S.A.U. (Fondos Fima), IGAM LLC (Inviu) and Galicia Securities S.A.U. It is one of the main financial services holding companies in the country. It provides savings, credit and investment opportunities to people and companies with a high commitment of its board of directors in customer experience and sustainable development.

Results for the quarter Net income attributable to GFG for the quarter amounted to Ps.11,198 million, which represented a 1.65% annualized return on average assets and a 9.01% return on average shareholder´s equity. Said result is mainly due to profits from its interest in Banco Galicia (Ps.9,478 million), in Fondos Fima (Ps.1,409 million), in Naranja X (Ps.934 million), and in Galicia Seguros (Ps.452 million). Income Statement In millions of pesos, except otherwise noted 2022 2021 Variation (%) 3Q 2Q 3Q vs. 2Q22 vs. 3Q21 Results from Equity Investments 11,716 6,629 17,379 77 (33) Banco Galicia 9,478 4,474 12,566 1 12 (25) Naranja X 934 597 3,997 56 (77) Fondos Fima 1,409 1,379 799 2 76 Galicia Seguros 452 229 453 9 7 — Other subsidiaries (557) (50) (436) 9 1 2 8 Net operating income 743 1,017 68 (27) 9 93 Administrative expenses (134) (276) (127) (51) 6 Other operating income and expenses (24) (5) (5) 380 3 80 Results from the net monetary position (824) (870) (63) (5) 1 208 Income tax (279) (250) (30) 1 2 8 30 Net income attributable to GFG 11,198 6,245 17,222 7 9 (35) Other comprehensive income (133) 80 (98) (266) 3 6 Comprehensive income attributable to GFG 11,065 6,325 17,124 75 (35) 6

Income Statement In millions of pesos, except otherwise noted 2022 2021 Variation (%) 3Q 2Q 3Q vs. 2Q22 vs. 3Q21 Net interest income 24,977 49,814 48,282 (50) (48) Net fee income 26,233 23,643 25,870 11 1 Net results from financial instruments 83,657 46,995 39,662 78 1 11 Gold and foreign currency quotation differences 6,000 2,194 1,247 173 3 81 Other operating income 19,999 17,964 12,660 1 1 5 8 Underwriting income from insurance business 3,090 2,512 2,704 2 3 1 4 Loan loss provisions (7,146) (9,951) (4,732) (28) 5 1 Net operating income 156,810 133,171 125,693 1 8 25 Personnel expenses (19,185) (20,792) (17,981) (8) 7 Administrative expenses (18,851) (19,059) (18,599) (1) 1 Depreciations and devaluations of assets (5,997) (5,753) (6,135) 4 (2) Other operating expenses (30,065) (25,162) (27,681) 1 9 9 Operating Income 82,712 62,405 55,297 3 3 50 Results from the net monetary position (68,798) (54,153) (29,437) 27 1 34 Results from associates and joint ventures (173) (102) (100) 70 73 Income tax (2,543) (1,905) (8,538) 33 (70) Net income 11,198 6,245 17,222 7 9 (35) Other comprehensive income (133) 80 (98) (266) 3 6 Total comprehensive income 11,065 6,325 17,124 7 5 (35) 7

Selected financial information

Balance Sheet					
In millions of pesos, except otherwise noted	2022		2021	Variation (%)	
	3Q	2Q	3Q	vs. 2Q22	vs. 3Q21
Assets					
Cash and due from banks	314,298	332,968	420,713	(6)	(25)
Debt securities	572,838	435,307	386,935	32	48
Net loans and other financing	1,040,613	1,183,153	1,099,950	(12)	(5)
Other financial assets	580,725	591,517	626,625	(2)	(7)
Investment in subsidiaries, associates and joint ventures	646	820	355	(21)	82
Property, bank premises, equipment	99,813	99,217	104,765	1	(5)
Intangible assets	33,880	34,513	35,504	(2)	(5)
Other assets	28,789	29,193	26,800	(1)	7
Assets available for sale	1	96	2	(99)	(50)
Total assets	**2,671,603**	**2,706,784**	**2,701,649**	**(1)**	**(1)**
Liabilities					
Deposits	1,682,911	1,701,060	1,705,938	(1)	(1)
Financing from financial entities	34,758	38,719	35,561	(10)	(2)
Other financial liabilities	251,356	281,499	265,022	(11)	(5)
Negotiable obligations	58,055	47,632	53,289	22	9
Subordinated negotiable obligations	36,995	39,078	45,274	(5)	(18)
Other liabilities	107,289	109,622	108,962	(2)	(2)
Total liabilities	**2,171,364**	**2,217,610**	**2,214,046**	**(2)**	**(2)**
Total Shareholders' equity	**500,239**	**489,174**	**487,603**	**2**	**3**

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Since 1905, Banco Galicia work for the development of Argentina, being the main private bank controlled by national capital. Through its assisted and digital distribution channels, it markets a wide range of financial products and services for individuals and companies throughout the country. Banco Galicia defines the customer experience and digital transformation as strategic focuses to efficiently achieve successful growth.

Highlights Ps.9,478 million Net income -25% vs. 3Q 2021 The data shown in the tables of this 9.29% 77.88% report and the ROE Efficiency -327 bp vs. 3Q 2021 +2,111 bp vs. 3Q 2021 financial statements correspond to 11.52% 10.19% Banco de Galicia Market share: Market share: y Buenos Aires S.A.U. Loans to the private Deposits to the private sector sector +25 bp. vs. 3Q 2021 -23 bp. vs. 3Q 2021 310 66% Branches Digital costumers 5,508 Employees 10

Results for the quarter Income Statement In millions of pesos, except otherwise noted 2022 2021 Variation (%) 3Q 2Q 3Q vs. 2Q22 vs. 3Q21 Net interest income 10,342 31,521 32,000 (67) (68) Net fee income 14,617 13,144 14,452 1 1 1 Net results from financial instruments 79,756 43,995 39,118 81 104 Gold and foreign currency quotation differences 4,890 2,884 1,127 7 0 3 34 Other operating income 15,075 13,096 9,171 15 6 4 Loan-loss provisions (5,320) (6,839) (2,811) (22) 8 9 Net operating income 119,360 97,801 93,057 22 28 Personnel expenses (13,343) (14,076) (12,294) (5) 9 Administrative expenses (13,215) (13,548) (13,471) (2) (2) Depreciations and devaluations of assets (4,775) (4,722) (4,648) 1 3 Other operating expenses (21,851) (17,528) (21,322) 2 5 2 Operating income 66,176 47,927 41,322 38 60 Results from the net monetary position (55,686) (43,242) (23,813) 2 9 134 Results from associates and joint businesses (110) (75) (42) 4 7 1 62 Income tax (902) (136) (4,901) 563 (82) Net Income 9,478 4,474 12,566 112 (25) Other comprenhensive income — 80 (90) (100) (100) Total comprenhensive income 9,478 4,554 12,476 1 08 (24) 11

Net income for the third quarter amounted to Ps.9,478 million, Ps.3,088 million (25%) lower than in the same quarter of fiscal year 2021. The operating income was Ps.24,854 million (60%) higher than in 2021. However, the net income was affected by higher negative results from the net monetary position for Ps.31,873 million (134%), as a result of high levels of inflation. The net operating income amounted to Ps.119,360 million, 28% higher than the Ps.93,057 million recorded in the same quarter of fiscal year 2021, mainly due to higher net results from financial instruments for Ps.40,638 million (104%), offset by lower net income interest for Ps.21,658 million (68%). Profitability and efficiency Percentages, except otherwise noted 2022 2021 Variation (bp) 3Q 2Q 3Q vs. 2Q22 vs. 3Q21 ROA 1.64 0.79 2 ..10 85 (46) ROE 9.29 4 .50 12.56 4 79 (327) Financial margin 21.24 1 8.76 15.87 249 538 Efficiency ratio 7 7.88 8 2.37 5 6.77 (450) 2 ,110 12

Yields and rates (1) Interest-earning assets Average balances: in millions of pesos. Yields and rates: annualized nominal % 2022 2021 Variation (% | bp) 3Q 2Q 3Q vs. 2Q22 vs. 3Q21 Avg Bce Yield Avg Bce Yield Avg Bce Yield Avg Bce Yield Avg Bce Yield In pesos 1,518,944 5 7.05 1,444,672 4 7.14 1,500,160 3 7.23 5 991 1 1,982 Government securities 707,990 6 4.67 639,066 4 8.73 433,609 4 0.36 11 1 ,594 6 3 2,431 Loans 691,515 4 8.62 726,972 4 2.50 652,358 3 6.35 (5) 6 12 6 1 ,227 Other interest-earning assets 119,439 60.79 78,634 7 7.04 414,193 3 5.36 5 2 (1,625) (71) 2,543 In foreign currency 69,187 15.75 72,005 (0.08) 106,383 9.38 (4) 1,583 (35) 637 Government securities 6,758 8 6.66 6,813 (51.45) 3,112 18.00 (1) 1 3,811 117 6 ,866 Loans 60,174 5 .35 63,334 4 .99 97,755 6.01 (5) 3 6 (38) (66) Other interest-earning assets 2,255 8 0.81 1,858 1 5.62 5,516 64.29 2 1 6 ,519 (59) 1,652 Interest-earning assets 1,588,131 55.26 1,516,677 44.89 1,606,543 3 5.39 5 1 ,037 (1) 1 ,987 (1) Does not include foreign currency quotation differences. Annual nominal interest rates were calculated using a 360-day denominator. The average interest-earning assets amounted to Ps.1,588,131 million, decreasing Ps.18,412 million (1%) as compared to the third quarter of 2021, primarily as a consequence of the Ps.294,754 million (71%), offset by an increase in the volume of public securities for Ps.274,381 million (63%). The average yield on interest-earning assets for the quarter was 55.26%, with a 1,987 bp increase compared to the same quarter of the prior year, mainly, due to the growth in the average yield in peso-denominated government securities. 13

(1) Interest-bearing liabilities Average balances: in millions of pesos. Yields and rates: annualized nominal % 2022 2021 Variation (%/bp) 3Q 2Q 3Q vs. 2Q22 vs. 3Q21 Avg Bce Yield Avg Bce Yield Avg Bce Yield Avg Bce Yield Avg Bce Yield In pesos 1,017,382 47.34 967,627 36.40 1,004,193 27.88 5 1 ,094 1 1,946 Saving accounts 160,543 0 .02 165,691 0.02 183,406 0 .02 (3) — (12) — Time deposits 657,948 5 8.38 613,544 46.30 622,129 3 5.04 7 1,208 6 2,334 Other Deposits 190,174 49.08 171,447 3 5.73 191,320 31.08 11 1,335 (1) 1,800 Debt securities 4,678 54.69 8,052 47.02 4,156 37.18 (42) 7 67 1 3 1 ,751 Other interest-bearing liabilities 4,039 4 0.05 8,893 3 4.66 3,182 3 0.26 (55) 539 27 9 79 In foreign currency 255,695 1 .57 286,379 1.49 366,479 1.13 (11) 8 (30) 4 4 Saving accounts 146,947 — 170,048 — 211,705 — (14) — (31) — Time deposits 45,166 0.65 49,835 0.66 68,069 0.65 (9) (1) (34) — Other Deposits 12,031 — 13,994 — 13,957 — (14) — (14) — Debt securities 40,750 8.77 43,815 8.46 54,816 5.93 (7) 31 (26) 2 84 Other interest-bearing liabilities 10,801 1 .42 8,687 2 .56 17,932 2.43 2 4 (114) (40) (101) Interest-bearing liabilities 1,273,077 3 8.15 1,254,00 2 8.43 1,370,672 2 0.73 2 9 72 (7) 1,742 6 (1) Does not include foreign currency quotation differences. Annual nominal interest rates were calculated using a 360-day denominator. Average interest-bearing liabilities reached Ps.1,273,077 million, decreasing Ps.97,595 million during the same period, primarily due to a decrease of savings accounts in foreign currency for Ps.64,758 million (31%) and fixed term in foreign currency for Ps.22,903 million (34%). Likewise, the average cost of interest-bearing liabilities was 38.15%, with a 1,742 bp increase compared to the third quarter of the prior year, mainly due to an increase in the average interest rate on peso-denominated time deposits (2,334 bp), in other peso denominated deposits (1,800 bp) and higher costs of peso-denominated debt securities (1,751 p.b.). 14

Net interest income Net interest income for the quarter amounted to Ps.10,342 million, with a Ps.21,658 million (68%) decrease compared to the Ps.32,000 million profit from the same quarter of 2021. Interest Income In millions of pesos, except otherwise noted 2022 2021 Variation (%) 3Q 2Q 3Q vs. 2Q22 vs. 3Q21 Private sector securities 4 — 79 — — Public sector securities 36,817 38,687 6,830 (5) 439 Loans and other financing 84,918 77,668 60,845 9 4 0 Financial sector 1,232 947 539 3 0 129 Non-financial private sector 83,686 76,721 60,306 9 3 9 Overdrafts 10,328 6,978 4,470 4 8 131 Promissory notes 34,363 32,058 22,323 7 5 4 Mortgage loans 9,842 9,800 7,133 — 3 8 Pledge loans 2,160 1,704 1,769 2 7 22 Personal loans 10,421 10,498 10,064 (1) 4 Credit-card loans 15,960 14,917 13,209 7 2 1 Financial leases 169 93 126 8 2 34 Pre-financing and export financing 274 400 898 (32) (69) Other 169 273 314 (38) (46) Other interest-earning assets 10,025 4,273 35,275 1 35 (72) Interest income 131,764 120,628 103,029 9 2 8 15

Interest income for the quarter reached Ps.131,764 million, increasing 28% from the Ps.103,029 million recorded in the same quarter of 2021. This increase was primarily a consequence of higher interest on public sector securities value at amortized cost for Ps.29,987 million (439%) and higher interest from loans and other financing for Ps24,073 millions (40%), offset by lower interest from the repurchase transaction for Ps.25,250 millions (72%). The increase in interest on loans and other financing was the result of higher income from documents (54%), promissory notes (131%), credit cards (21%) and mortgage loans (38%).

Interest expenses amounted to Ps.121,422 million, up 71% from the year-ago-quarter, mainly due to higher interest on time deposits and term investments (Ps.41,499 million or 76%).

Interest expenses					
In millions of pesos, except otherwise noted		**2022**	**2021**		**Variation (%)**
	3Q	**2Q**	**3Q**	**vs. 2Q22**	**vs. 3Q21**
Deposits	(119,444)	(86,410)	(69,477)	38	72
Saving accounts	(6)	(8)	(8)	(25)	(25)
Time deposits and term investments	(96,107)	(71,090)	(54,608)	35	76
Other	(23,331)	(15,312)	(14,861)	52	57
Financing from financial institutions	(231)	(250)	(150)	(8)	54
Repurchase agreement transactions	(173)	(516)	(85)	(66)	104
Other interest-bearing liabilities	(42)	(59)	(120)	(29)	(65)
Negotiable obligations	(767)	(1,077)	(545)	(29)	41
Interest expenses	**(121,422)**	**(89,107)**	**(71,029)**	**36**	**71**

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Net fee income Net Fee Income In millions of pesos, except otherwise noted 2022 2021 Variation (%) 3Q 2Q 3Q vs. 2Q22 vs. 3Q21 Credit cards 7,338 7,320 7,646 — (4) Deposit accounts 3,947 3,343 3,517 1 8 1 2 Insurance 743 800 906 (7) (18) Financial fees 29 111 40 (74) (28) Credit- related fees 52 121 103 (57) (50) Foreign trade 992 963 1,450 3 (32) Collections 2,075 1,542 1,498 3 5 3 9 Utility-Bills collection services 2,265 2,244 2,016 1 12 Mutual Funds 450 496 308 (9) 46 Other 967 722 1,075 34 (10) Total fee income 18,858 17,662 18,559 7 2 Total expenditures (4,241) (4,518) (4,107) (6) 3 Net fee income 14,617 13,144 14,452 11 1 Net fee income amounted to Ps.14,617 million, decreasing 1% from the Ps.14,452 million recorded in the third quarter of the previous fiscal year, mainly due to higher revenues from collections for Ps.577 millions (39%), offset by lower credit card revenues of Ps.308 millions (4%). 17

Net income from financial instruments Net income from financial instruments for the quarter amounted to Ps.79,756 million, increasing Ps.40,638 million from the Ps.39,118 million recorded in the same quarter of 2021, as a consequence of a Ps.38,695 million (124%) increase of results from government securities issued by the Argentine Central Bank. Net Income from Financial Instruments In millions of pesos, except otherwise noted 2022 2021 Variation (%) vs. 2Q22 vs. 3Q21 3Q 2Q 3Q Government securities 79,399 43,090 37,066 84 1 14 Argentine Central Bank 69,840 32,728 31,145 113 124 Other 9,559 10,362 5,921 (8) 6 1 Private sector securities 960 1,311 1,118 (27) (14) Derivative financial instruments (603) (390) 915 5 5 (166) Forward transactions (439) (390) 915 1 3 (148) Options (164) – – — 100 Results from derecognition of assets — (16) 19 (100) (50) Net income from financial instruments 79,756 43,995 39,118 81 104 Gold and foreign currency quotation differences During the quarter a Ps.4,890 million profit from gold and foreign currency quotation differences was recorded, compared to a Ps.1,127 million profit in the same quarter of 2021. This result includes a Ps.2,351 million gain from foreign-currency trading. . 18

Other operating income Other operating income for the quarter reached Ps.15,075 million (14%), increasing Ps.5,904 million from the recorded in the third quarter of 2021, mainly as a consequence of a Ps.7,235 million (313%) increase of other adjustments and interest on miscellaneous receivables. Other Operating Income In millions of pesos, except otherwise noted 2022 2021 Variation (%) 3Q 2Q 3Q vs. 2Q22 vs. 3Q21 Other financial income (76) 323 11 (23) (791) Fees from bundles of products 3,038 2,959 3,772 3 (19) Rental of safe deposit boxes 704 816 976 (14) (28) Other fee income 750 701 524 7 43 Other adjustments and interest on miscellaneous receivables 9,544 6,699 2,309 4 2 313 Other 1,115 1,598 1,579 (30) (29) Total other operating income 15,075 13,096 9,171 15 64 Provisions for loan losses Provisions for loan losses for the second quarter amounted to Ps.5,320 million, Ps.2,509 million (89%) higher than those recorded in the same quarter of the prior year. 19

Personnel expenses Personnel expenses amounted to Ps.13,343 million, increasing Ps.1,049 million (9%) from the same quarter of 2021, as a consequence of the 2% increase in staff and salary adjustments. Administrative expenses Administrative expenses for the quarter totaled Ps.13,215 million, decrease 2% as compared to the third quarter of 2021, as a consequence of a Ps.289 million (10%) decrease in hired administrative services, and lower taxes and fees for Ps.211 millions (7%). Administrative Expenses In millions of pesos, except otherwise noted 2022 2021 Variation (%) 3Q 2Q 3Q vs. 2Q22 vs. 3Q21 Fees and compensations for services 797 610 653 3 1 22 Fees to directors and syndics 26 27 25 (4) 4 Publicity, promotion and research expenses 510 592 664 (14) (23) Taxes 2,733 2,826 2,944 (3) (7) Maintenance and repairment of goods and IT 2,600 2,927 2,643 (11) (17) Electricity and communications 720 790 854 (9) (16) Representation expenses — 1 — (100) — Stationery and office supplies 295 216 167 37 7 7 Hired administrative services 2,657 2,950 2,946 (10) 3 5 Security 395 337 414 17 (4) Insurance 132 157 168 (16) (21) Other 2,350 2,115 1,993 1 1 18 Total administrative expenses 13,215 13,548 13,471 (2) (2) 20

Depreciation and devaluation of assets Depreciation and devaluation of assets amounted to Ps.4,775 million, up 3% from the same quarter of 2021. Other operating expenses Other operating expenses for the quarter amounted to Ps.21,851 million, with a Ps.529 million (2%) increase compared to the Ps.21,322 million recorded in the third quarter of the previous year. This increase was mainly related to higher turnover tax Ps.2,599 millions (24%), offset by lower charges for other provisions for Ps.2,623 millions (56%). Other Operating Expenses In millions of pesos , except otherwise noted 2022 2021 Variation (%) 3Q 2Q 3Q vs. 2Q22 vs. 3Q21 Contribution to the Deposit Insurance Fund 607 609 689 — (12) Other financial results 121 — 18 — 572 Turnover tax 13,379 10,257 10,780 3 0 2 4 On financial income 9,147 7,019 7,356 3 0 24 On fees 3,738 2,858 3,024 3 1 24 On other items 494 380 400 30 2 4 Other fee-related expenses 4,489 3,349 3,523 34 27 Charges for other provisions 2,094 2,665 4,717 (21) (56) Claims 403 229 850 7 6 (53) Other 758 419 745 8 1 (23) Total other operating expenses 21,851 17,528 21,322 25 2 21

Income tax The income tax charge was Ps.902 million, Ps.3,999 million lower than in the third quarter of 2021. Other comprehensive income In the third quarter of 2022, Banco Galicia does not record other comprehensive income. In contrast, in the same quarter of fiscal year 2021, there was a total of Ps.90 millions in negative results, generated by government securities valued at fair value with changes in other comprehensive income (Bote). 22

Selected financial information

Balance Sheet					
In millions of pesos, except otherwise noted		2022	2021		Variation (%)
	3Q	2Q	3Q	vs. 2Q22	vs. 3Q21
Assets					
Cash and due from banks	304,710	327,034	414,922	(7)	(27)
Debt securities	573,522	428,532	386,942	34	48
Net loans and other financing	802,708	925,374	851,390	(13)	(6)
Other financial assets	534,155	571,821	614,924	(7)	(13)
Equity investments in subsidiaries, associates and joint businesses	1,300	1,410	1,093	(8)	19
Property, bank premises, equipment	88,616	87,413	92,245	1	(4)
Intangible assets	30,197	30,694	32,012	(2)	(6)
Other assets	10,144	11,997	8,068	(15)	26
Assets available for sale	1	96	2	(99)	(50)
Total assets	**2,345,353**	**2,384,371**	**2,401,598**	**(2)**	**(2)**
Liabilities					
Deposits	1,679,572	1,694,013	1,712,198	(1)	(2)
Financing from financial entities	11,311	13,991	19,322	(19)	(41)
Other financial liabilities	115,401	134,704	128,820	(14)	(10)
Negotiable obligations	11,523	14,405	15,047	(20)	(23)
Subordinated negotiable obligations	36,995	39,078	45,274	(5)	(18)
Other liabilities	79,939	87,046	77,801	(8)	3
Total liabilities	**1,934,741**	**1,983,237**	**1,998,462**	**(2)**	**(3)**
Shareholders' equity	**410,612**	**401,134**	**403,136**	**2**	**2**
Foreign currency assets and liabilities					
Assets	401,683	381,664	483,305	5	(17)
Liabilities	338,399	375,607	465,753	(10)	(27)
Net forward purchases/(sales) of foreign currency (1)	(10,702)	(14,890)	(22,804)	(28)	(53)
Net global position in foreign currency	**52,582**	**(8,833)**	**(5,251)**	**(280)**	**(1,101)**

(1) Recorded off-balance sheet.

23

Level of activity

Financing

As of September 30, 2022, total financing to the private sector reached Ps.901,937 million, 4% lower than a year before, mainly as a consequence of a Ps.18,540 million (3%) decrease of peso-denominated loans and a Ps.13,119 million (21%) decrease of UVA-adjusted loans.

The Bank's market share of loans to the private sector as of September 30, 2022, was 11.52%, increasing 25 bp from September 30, 2021.

Financing to the Private Sector[1]					
In millions of pesos, except otherwise noted	2022		2021	Variation (%)	
	3Q	2Q	3Q	vs. 2Q22	vs. 3Q21
In pesos	**788,264**	**915,462**	**823,016**	**(14)**	**(4)**
Loans	712,980	832,524	731,520	(14)	(3)
UVA-adjusted loans	48,730	52,532	61,849	(7)	(21)
Financial leases	2,003	1,616	802	24	150
Other financing[2]	24,551	28,790	28,845	(15)	(15)
In foreign currency	**113,673**	**116,007**	**114,207**	**(2)**	**—**
Loans	58,329	60,489	88,686	(4)	(34)
Financial leases	634	824	1,854	(23)	(66)
Other financing[2]	54,710	54,694	23,667	—	131
Total financing to the private sector	**901,937**	**1,031,469**	**937,223**	**(13)**	**(4)**

(1) Includes IFRS adjustments.

(2) Includes certain off-balance sheet accounts related to guarantees granted.

24

Breakdown of loans and other financing					
In millions of pesos, except otherwise noted		2022	2021	Variation (%)	
	3Q	2Q	3Q	vs. 2Q22	vs. 3Q21
Financial entities	**9,232**	**14,937**	**11,239**	**(38)**	**(18)**
Loans	9,228	14,936	11,207	(38)	(18)
Other financing	4	1	32	300	(88)
Non-financial private sector and residents abroad	**826,844**	**950,614**	**892,417**	**(13)**	**(7)**
Loans	810,811	930,609	870,848	(13)	(7)
Overdrafts	58,026	79,912	49,120	(27)	18
Promissory notes	282,476	330,856	272,008	(15)	4
Mortgage loans	18,616	22,303	32,050	(17)	(42)
Pledge loans	24,647	25,376	27,506	(3)	(10)
Personal loans	78,837	83,823	82,576	(6)	(5)
Credit-card loans	277,093	303,596	318,928	(9)	(13)
Pre-financing and financing of exports	11,679	18,953	36,245	(38)	(68)
Other Loans	21,133	13,319	9,549	59	121
Accrued interest, adjustments and foreign currency quotation differences receivable	41,716	54,885	46,563	(24)	(10)
Documented interest	(3,412)	(2,414)	(3,697)	41	(8)
Financial leases	2,637	2,440	2,656	8	(1)
Other financing	13,396	17,565	18,913	(24)	(29)
Non-financial public sector	**1,208**	**1**	**—**	**N/A**	**—**
Total loans and other financing	**837,284**	**965,551**	**903,654**	**(13)**	**(7)**
Allowances	**(34,576)**	**(40,178)**	**(52,266)**	**(14)**	**(34)**
Loans	(34,168)	(39,720)	(51,591)	(14)	(34)
Financial leases	(16)	(17)	(26)	(6)	(38)
Other financing	(392)	(440)	(652)	(11)	(40)
Net loans and other financing	**802,708**	**925,374**	**851,390**	**(13)**	**(6)**

As of September 30, 2022, net loans and other financing amounted to Ps.802,708 million, decreasing 6% from September 30, 2021, primarily due to a Ps.41,835 million (13%) decrease in credit cards and a Ps.24,566 million (68%) decrease in pre-financing and financing of exports.

25

Exposure to the Argentine public sector (1) Net Exposure to the Argentine Public Sector In millions of pesos, except otherwise noted 2022 2021 Variation (%) 3Q 2Q 3Q vs. 2Q22 vs. 3Q21 Government securities' net Position 919,328 729,956 490,367 2 6 87 Measured at fair value 567,170 447,005 398,529 2 7 42 Leliq 494,005 421,713 299,671 1 7 65 Other 73,165 25,292 98,858 189 (26) Measured at amortized cost 352,158 282,951 84,812 24 315 Botes 51,504 48,277 48,691 7 6 Lecer 244,242 231,436 36,121 6 5 76 Lediv 40,402 — — — — Other 16,010 3,238 — — — Measured at fair value through OCI — — 7,026 — (100) Botes — — 7,026 — (100) Other receivables resulting from financial brokerage 110,706 147,465 441,799 (25) (75) Repurchase agreement transactions -Argentine Central Bank 109,460 147,421 441,693 (26) (75) Loans and other financing 1,212 2 32 6 0,500 3 ,688 Trust certificates of participation and securities 34 42 74 (19) (54) Total exposure to the public sector 1,030,034 877,421 932,166 17 1 0 (1) Excludes deposits with the Argentine Central Bank, which constitutes one of the items by which the Bank complies with minimum cash requirements. As of September 30, 2022, the Bank’s exposure to the public sector amounted to Ps.1,030,034 million, recording a 10% increase during the last twelve months, primarily due to higher holding of Lecer recorded at amortized cost. Excluding the exposure to the Argentine Central Bank (Leliq, Lediv and repurchase agreement transactions), net exposure to the public sector reached Ps.386,167 million (16% of total assets), while as of September 30, 2021, it amounted to Ps.190,802 million (8% of total assets). 26

Funding and liabilities As of September 30, 2022, the Bank’s deposits amounted to Ps.1,679,572 million, representing a 2% decrease during the last twelve months. This was a consequence of the Ps.105,364 million (29%) decrease of dollar-denominated deposits. The peso-denominated deposits registered an increase of Ps.72,738 million (5%), as result of a higher volume of time deposits of Ps.112,969 million (19%) and other deposits of Ps.52,707 million (27%). Deposits In millions of pesos, except otherwise noted 2022 2021 Variation (%) 3Q 2Q 3Q vs. 2Q22 vs. 3Q21 In pesos 1,416,885 1,400,194 1,344,147 1 5 Current accounts 236,526 285,164 328,958 (17) (28) Saving accounts 164,884 210,945 186,954 (22) (12) Time deposits 697,786 624,493 584,817 12 19 UVA-adjusted time deposits 35,898 55,209 29,279 (35) 23 Other 247,434 197,842 194,727 2 5 2 7 Interests and adjustments 34,357 26,541 19,412 29 7 7 In foreign currency 262,687 293,819 368,051 (11) (29) Saving accounts 150,930 170,060 210,993 (11) (28) Time deposits 46,298 50,463 65,375 (8) (29) Other 65,380 73,186 91,555 (11) (29) Interests and adjustments 79 110 128 (28) (38) Total deposits 1,679,572 1,694,013 1,712,198 (1) (2) 27

At the end of the quarter, there were more than 6.6 million deposit accounts, 5% more than a year before.

As of September 30, 2022, the Bank's estimated market share of private sector deposits in the Argentine financial system was 10.19%, decreasing 23 bp from a year before.

Financial Liabilities					
In millions of pesos, except otherwise noted		2022	2021		Variation (%)
	3Q	2Q	3Q	vs. 2Q22	vs. 3Q21
Financial entities	11,311	13,991	19,322	(19)	(41)
Financing from credit-card purchases	49,622	54,788	52,625	(9)	(6)
Negotiable obligations	11,523	14,405	15,047	(20)	(23)
Subordinated negotiable obligations	36,995	39,078	45,274	(5)	(18)
Creditors from purchases of foreign currency	12,345	91	29,453	13,466	(58)
Collections on account of third parties	25,084	29,313	22,919	(14)	9
Other financial liabilities	28,350	50,512	23,823	(44)	19
Total financial liabilities	**175,230**	**202,178**	**208,463**	**(13)**	**(16)**

Financial liabilities at the end of the third quarter amounted to Ps.175,230 million, Ps.33,233 million (16%) lower than the Ps.208,463 million recorded a year before.

This variation was mainly due to decreases of Ps.17,108 million (58%) on creditors from purchases or foreign currency, a decrease of Ps.8,279 million (18%) on subordinated negotiable obligations and Ps.8,011 million (41%) on financing received from financial institutions.

28

Liquidity Liquidity Percentages, except otherwise noted 2022 2021 Variation (%) 3Q 2Q 3Q vs. 2Q22 vs. 3Q21 Cash and due from banks 304,710 327,034 414,922 (7) (27) Government securities 425,619 338,740 257,939 2 6 6 5 Call-money (1,237) 2,814 2,568 (144) (148) Overnight placements in correspondent banks 19,176 10,968 7,759 7 5 1 47 Repurchase agreement transactions 107,783 130,704 441,247 (18) (76) Escrow accounts 32,936 21,262 33,072 55 — Other financial assets 530 57,093 1,009 (99) (47) Total liquid assets 889,517 888,615 1,158,516 — (23) Liquidity ratios (%) Variation (bp) Liquid assets as a percentage of transactional deposits 1 09.56 96.12 1 16.21 1,344 (665) Liquid assets as a percentage of total deposits 52.96 52.46 67.66 50 (1,470) As of September 30, 2022, the Bank’s liquid assets represented 109.56% of the Bank’s transactional deposits and 52.96% of its total deposits, as compared to 116.21% and 67.66%, respectively, as of September 30, 2021. 29

Assets quality The non-accrual portfolio (that includes certain items of other financial assets and guarantees granted) amounted to Ps.18,504 million as of September 30, 2022, representing 2.05% of private-sector financing, recording a 211 bp decrease as compared to the 4.16% recorded in the same quarter of 2021. Considering the provisions on unused balances of credit cards and overdrafts, the Bank’s coverage of the non-accrual portfolio with total allowances for loan losses reached 233.89%, compared to 171.80% of a year before. Financing Portfolio Quality In millions of pesos, except otherwise noted 2022 2021 Variation (%) 3Q 2Q 3Q vs. 2Q22 vs. 3Q21 Non-accrual Financings 18,504 22,266 39,007 (17) (53) With preferred guarantees 1,115 977 2,068 1 4 (46) With other guarantees 585 684 1,600 (15) (63) Without guarantees 16,804 20,604 35,339 (18) (52) Allowance for loan losses 43,279 48,653 67,016 (11) (35) Relevant ratios (%) Variation (bp) NPL Ratio 2 .05 2 .16 4 .16 (11) (211) Allowance for loan losses to loans to the private sector 4 .79 4 .72 7 .15 8 (236) Coverage 233.89 2 18.51 171.80 1 ,538 6,209 Non-accrual loans with guarantees to non-accrual financing 9.19 7 .46 9 .40 173 (22) Cost of risk 2 .95 4.51 2.91 (156) 4 30

Analysis of Loan Loss Experience In millions of pesos, except otherwise noted 2022 2021 Variation (%) 3Q 2Q 3Q vs. 2Q22 vs. 3Q21 Allowance for loan losses At the beginning of the quarter 48,653 54,334 68,275 (10) (29) Changes in the allowance for loan losses Provisions charged to income 7,049 9,114 6,891 (23) 2 Charge offs (1,747) (5,844) (1,780) (70) (2) Inflation effect (10,676) (8,951) (6,370) 19 6 8 Allowance for loan losses at the end of the quarter 43,279 48,653 67,016 (11) (35) Charge to the income statement Provisions charged to income (7,049) (9,114) (6,891) (23) 2 Direct charge offs (88) (136) (127) (35) (31) Bad debts recovered 560 683 1,126 (18) (50) Net charge to the income statement (6,577) (8,567) (5,892) (23) 1 2 During the quarter, Ps.1,747 million were charged off against the allowance for loan losses and direct charges to the income statement for Ps.88million were made. 31

Capitalization The minimum capital requirement and the corresponding integration are presented below. Balances are disclosed in accordance with the applicable regulation valid and in currency of each period. Regulatory Capital In millions of pesos, except otherwise noted 2022 2021 Variation (%) 3Q 2Q 3Q vs. 2Q22 vs. 3Q21 Minimum capital required (A) 127,313 111,333 67,969 1 4 8 7 Allocated to credit risk 91,557 85,185 50,934 7 80 Allocated to market risk 6,102 1,203 1,977 4 07 2 09 Allocated to operational risk 29,654 24,945 15,058 1 9 9 7 Computable capital (B) 402,513 327,612 223,993 2 3 8 0 Tier I 372,305 294,915 196,958 2 6 89 Tier II 30,208 32,697 27,035 (8) 1 2 Excess over required capital (B) (A) 275,200 216,279 156,024 2 7 7 6 Risk weighted assets 1,558,073 1,359,516 831,066 1 5 87 Ratios (%) Variation (bp) Total capital ratio 25.83 24.10 26.95 1 73 (112) Tier I capital ratio 23.90 21.69 23.70 221 20 As of September 30, 2022, the Bank’s computable capital amounted to Ps.402,513 million,and the minimum capital requirement for that same period was Ps.127,313 million, leaving an available margin of Ps.275,200 million (216%). This excess was Ps.156,024 million (230%) as of the same date in 2021. The minimum capital requirement increased Ps.59,344 million as compared to September 30, 2021, mainly due to the growth of the regulatory requirements on risk weighted assets. Computable capital increased Ps.178,520 million in the same period, primarily as consequence of the results generated during the quarter and to an increase of the accounting shareholders’ equity as a result of the inflation adjustment. The total capital ratio was 25.83%, decreasing 112 bp during the last twelve months. 32

Naranja X is the fintech entity of Grupo Financiero that assists clients to promote the use of money. Naranja X creates technological solutions for the personal and business financials of millions of Argentines. Naranja X’s biggest challenge is being easily accessible to customers and providing them with simple tools to help them grow, improve their quality of life and access a world of possibilities

Highlights Ps.934 million Net income -77% vs. 3Q 2021 The data shown in the tables of this report and 5.08% 81.95% the consolidated ROE Efficiency -1,736 bp vs. 3Q 2021 +2,679 bp vs. 3Q 2021 financial statements correspond to Tarjetas Regionales S.A. consolidated line by line 2,825 170 with the subsidiaries Employees Branches and other under its control. points of sale 8,553 Credit cards In thousands 34

Results for the quarter Income Statement In millions of pesos, except otherwise noted 2022 2021 Variation (%) 3Q 2Q 3Q vs. 2Q22 vs. 3Q21 Net interest income 13,251 17,033 15,448 (22) (14) Net fee income 12,358 11,168 11,968 1 1 3 Net results from financial instruments 3,319 529 168 5 27 1 876 Gold and foreign currency quotation differences (83) (66) 42 2 6 (298) Other operating income 2,385 2,167 2,446 10 (2) Loan loss provisions (1,827) (3,111) (1,922) (41) (5) Net operating income 29,403 27,720 28,150 6 4 Personnel expenses (4,646) (5,502) (4,457) (16) 4 Administrative expenses (4,632) (4,489) (4,508) 3 3 Depreciations and devaluations of assets (1,077) (889) (1,343) 2 1 (20) Other operating expenses (7,775) (7,304) (6,177) 6 26 Operating income 11,273 9,536 11,665 1 8 (3) Results from the net monetary position (10,684) (9,061) (4,851) 18 1 20 Income tax 345 122 (2,817) 183 (112) Net income 934 597 3,997 56 (77) 35

In the third quarter of fiscal year 2022, Naranja X recorded a Ps.934 million net income, Ps.3,063 million lower than in the same quarter of 2021 as a consequence of higher negative result from the net monetary position of 120%. However, the operating result for the quarter reached Ps.11,273 million, 3% lower than the Ps.11,665 million of the same quarter of 2021. This profit represented an annualized 1.13% return on average assets and an 5.08% return on average shareholder’s equity, compared to 5.59% and 22.45%, respectively, from the third quarter of 2021. Net operating income amounted to Ps.29,403 million, increasing 4% from the third quarter of 2021, as a consequence of a higher net results from financial instruments (1876%), offset by lower net interest income (14%) from higher financial costs. Profitability and efficiency Percentages, except otherwise noted 2022 2021 Variation (bp) 3Q 2Q 3Q vs. 2Q22 vs. 3Q21 ROA 1.13 0 .76 5 .59 3 7 (446) ROE 5 .08 3.33 2 2.45 175 (1,736) Financial margin 19.75 21.13 2 1.16 (138) (141) Efficiency ratio 81.95 72.79 5 5.16 916 2 ,679 36

Selected financial information Balance Sheet In millions of pesos, except otherwise noted 2022 2021 Variation (%) 3Q 2Q 3Q vs. 2Q22 vs. 3Q21 Assets Cash and due from banks 5,545 4,651 5,559 1 9 — Debt securities 2,717 4,050 223 (33) 1,118 Net loans and other financing 264,792 284,167 257,373 (7) 3 Other financial assets 34,880 10,977 2,539 2 18 1 274 Property, bank premises, equipment 11,054 10,178 10,823 9 2 Intangible assets 3,491 3,604 3,295 (3) 6 Other non-financial assets 9,165 8,545 8,378 7 9 Total assets 331,644 326,172 288,190 2 1 5 Liabilities Deposits 10,550 11,489 — (8) — Financing from financial entities 51,224 53,270 26,900 (4) 90 Other financial liabilities 128,395 142,249 130,407 (10) (2) Negotiable obligations 53,156 33,279 39,531 6 0 34 Other non-financial liabilities 14,939 13,438 18,828 1 1 (21) Total liabilities 258,264 253,725 215,666 2 20 Shareholders' equity 73,380 72,447 72,524 1 1 37

Assets quality Loan Portfolio Quality Percentages, except otherwise noted 2022 2021 Variation (%) 3Q 2Q 3Q vs. 2Q22 vs. 3Q21 Non-accrual loans 9,387 10,370 8,476 (9) 6 6 Allowances for loan losses and provisions 13,474 15,923 13,681 (15) 10 Ratios (%) Variation (bp) NPL Ratio 3.41 3.50 3 .15 (8) 2 6 Allowance for loan losses to loans to the private sector 4.90 5 .37 5 .09 (47) (18) Coverage 1 43.54 153.54 161.41 (1,000) (1,787) Cost of risk 3.61 4.24 2.81 (64) 8 0 As of September 30, 2022, taking into consideration the provisions for unused credit-card balances, the coverage ratio amounted to 143.54%, compared to 161.41% on the same date of the previous year. 38

Analysis of Loan Loss Experience In millions of pesos, except otherwise noted 2022 2021 Variation (%) 3Q 2Q 3Q vs. 2Q22 vs. 3Q21 Allowances for loan losses At the beginning of the quarter 15,923 17,008 14,437 (6) 10 Changes in the allowance for loan losses Provisions charged to income 2,170 2,722 1,429 (20) 5 2 Reversals of allowances for loan losses (1,093) (979) (462) 1 2 1 37 Charge off (644) (155) (486) 315 3 3 Effect of inflation (2,882) (2,673) (1,237) 8 1 33 Allowance for loan losses at the end of the quarter 13,474 15,923 13,681 (15) (2) Charge to the income statement Provisions charged to income (2,170) (2,722) (1,429) (20) 5 2 Direct charge offs (364) (389) (440) (6) (17) Bad debt recovered 371 202 391 8 4 (5) Net charge to the income statement (2,163) (2,909) (1,478) (26) 4 6 39

Since 1958, Fondos Fima has been managing mutual funds, distributed by Banco Galicia through its multiple channels and other agents.

Highlights Ps.1,409 million Net income +76% vs. 3Q 2021 The data shown in the tables of this Ps.620 10.6% report and the +10% vs. 3Q 2021 +30 bp vs. 3Q 2021 financial statements Assets under Market share correspond to management Galicia Asset In billions Management S.A.U. 22 14 Employees Assets under management 41

Results for the quarter Income Statement In millions of pesos, except otherwise noted 2022 2021 Variation (%) 3Q 2Q 3Q vs. 2Q22 vs. 3Q21 Net interest income — (1) 61 (100) (100) Net results from financial instruments 656 309 199 1 12 230 Gold and foreign currency quotation differences 2 2 — — — Other operating income 2,811 2,711 1,749 4 61 Net operating income 3,469 3,021 2,009 15 7 3 Personnel and administrative expenses (266) (233) (247) 1 4 8 Other operating expenses (189) (167) (111) 13 7 0 Operating income 3,014 2,621 1,651 15 8 3 Results from the net monetary position (622) (392) (214) 59 191 Income tax (983) (850) (638) 16 54 Net income 1,409 1,379 799 2 76 42

Assets under management Mutual fund In millions of pesos, except otherwise noted 2022 2021 Variation (%) 3Q 2Q 3Q vs. 2Q22 vs. 3Q21 Fima Premium 486,834 488,711 425,946 — 14 Fima Ahorro Pesos 21,873 28,202 30,938 (22) (29) Fima Ahorro Plus 44,134 45,054 58,066 (2) (24) Fima Capital Plus 32,302 21,409 14,500 51 123 Fima Renta en Pesos 16,925 21,703 15,612 (22) 8 Fima Renta Plus 8,587 16,080 8,471 (47) 1 Fima Abierto Pymes 1,325 1,433 1,682 (8) (21) Fima Acciones 2,292 1,461 1,799 5 7 27 Fima PB Acciones 1,819 1,365 1,726 33 5 Fima Mix I 2,841 2,752 4,850 3 (41) Fima Mix II 189 32 — — — Fima Renta Acciones Latinoamerica 90 91 124 (1) (27) Fima Renta Fija Internacional 1,016 1,100 2,163 (8) (53) Fima Sustentable ESG 172 53 — — — Total assets under management 620,399 629,446 565,877 (1) 1 0 43

Selected financial information Balance Sheet In millions of pesos, except otherwise noted 2022 2021 Variation (%) 3Q 2Q 3Q vs. 2Q22 vs. 3Q21 Assets Cash and due from banks 966 895 677 8 43 Net loans and other financing — — 932 — (100) Other financial assets 3,445 3,774 2,526 (9) 3 6 Total assets 4,441 4,669 4,135 (5) 7 Liabilities Other non-financial liabilities 1,797 1,310 1,196 3 7 5 0 Total liabilities 1,797 1,310 1,196 3 7 5 0 Shareholders' equity 2,644 3,359 2,939 (21) (10) 44

Galicia Seguros' commercial activity began in 1996 as a member of Grupo Financiero Galicia. Today it is a leader in home, theft, and personal accident insurance.

Highlights Ps.896 million Net income +73% vs. 3Q 2021 The data shown in the tables of this report 89.52% 87.20% and the consolidated ROE Combined ratio financial statements -3,776 bp vs. 3Q 2021 +275 bp vs. 3Q 2021 correspond to Sudamericana Holding S.A. consolidated line by line with the subsidiaries 374 2,704 under its control. Employees Insurance Polices In thousands 46

Results for the quarter Income Statement In millions of pesos, except otherwise noted 2022 2021 Variation (%) 3Q 2Q 3Q vs. 2Q22 vs. 3Q21 Earned premium 4,675 4,690 5,076 — (8) Incurred claims (658) (990) (997) (34) (34) Withdrawals (6) (30) (22) (80) (73) Life annuities (6) (7) (8) (14) (25) Acquisition and general expenses (2,098) (1,982) (2,334) 6 (10) Other income and expenses (56) (24) (44) 133 27 Underwriting income 1,851 1,657 1,671 12 1 1 Interest income 2,658 2,188 517 21 4 14 Net results from financial instruments (1,930) (1,742) (167) (29) 1 056 Gold and foreign currency quotation differences 1 (15) — (107) — Other operating income 443 87 88 409 4 03 Net operating income 3,023 2,175 2,109 3 9 43 Personnel expenses (754) (665) (706) 13 7 Administrative expenses (379) (354) (309) 7 23 Depreciations and devaluations of assets (120) (118) (124) 2 (3) Other operating expenses — — (1) — (100) Operating income 1,770 1,038 969 71 83 Results from the net monetary position (422) (359) (219) 18 93 Income tax (452) (417) (232) 8 9 5 Net income 896 262 518 2 42 73 Other comprehensive income (4) (25) (12) (84) (67) Total comprehensive income 892 237 506 276 76 47

Profitability and efficiency Percentages, except otherwise noted 2022 2021 Variation (bp) 3Q 2Q 3Q vs. 2Q22 vs. 3Q21 ROA 3 0.66 8 .84 1 5.52 2 ,182 1 ,514 ROE 8 9.52 2 6.40 4 5.19 6 ,312 4 ,432 Efficiency ratio 8 7.20 8 8.84 8 9.48 (164) (228) Combined ratio 7 6.73 8 2.15 8 2.31 (542) (558) 48

Selected financial information Balance Sheet In millions of pesos , except otherwise noted 2021 Variation (%) 2022 3Q 2Q 3Q vs. 2Q22 vs. 3Q21 Assets Cash and due from banks 278 12 71 2 217 292 Debt securities 204 160 64 2 8 219 Net loans and other financing 6 21 16 (71) (63) Other financial assets 6,038 3,752 4,660 6 1 3 0 Property, bank premises, equipment 385 1,481 1,563 (74) (75) Intangible assets 105 124 119 (15) (12) Assets for insurance contracts 4,615 4,929 5,262 (6) (12) Other non-financial assets 1,221 151 1,943 709 (37) Total assets 12,852 10,630 13,698 2 1 (6) Liabilities Financing from financial entities — 127 — (100) — Liabilities for insurance contracts 5,020 5,091 5,560 (1) (10) Other non-financial liabilities 3,346 1,819 3,385 84 (1) Total liabilities 8,366 7,037 8,945 1 9 (6) Shareholders' equity 4,486 3,593 4,753 2 5 (6) 49

Relevant information Agripay On September 27, Grupo Financiero Galicia made an irrevocable capital contribution to Agripay in the amount of Ps.276.7 million on account of a future share subscription, which will allow Grupo Financiero Galicia to obtain a 15% equity in Agripay's capital stock. 50

Regulatory changes Communication “A” 7605 - Term deposits and investments. Line of financing for the productive investment of MiPyMEs. Interest rates in credit operations. As of September 16, 2022, the Argentine Central Bank determined the minimum rates for received fixed-term deposits that do not exceed a total of Ps.10 million: 75% TNA, and for the rest of deposits: 66.5% TNA. In addition, it increases to 64.5% TNA the rate provided for financing investment projects and to 74.5% TNA the rate provided for the productive investment of MiPyMEs of the regulations on 'Financing line for productive investment of MiPyMEs'. Effective as of the billing cycle corresponding to October 2022, it raises the compensatory interest limit for financing linked to credit cards that financial institutions can apply to 77% per year. Communication A 7612 - Line of financing for the productive investment of MSMEs. Adjustments. The Agentine Central Bank incorporates the 2022/2023 quota into the regulations on Financing line for productive investment of MiPyMEs , effective as of October 1, 2022, with the same conditions provided for the 2022 quota. For this, the entities covered must maintain a balance of financing included that is, at least, equivalent to 7.5% of their non-financial private sector deposits in pesos subject to fractional reserve, calculated based on the average daily balances of September 2022. For those that are not included in Group A , the minimum percentage to be applied will be 25% of that previously provided. 51

Glossary and additional information Combined ratio: (acquisition and general expenses + Financial margin: (net interest income + net result from personnel expenses + administrative expenses + financial instruments + foreign currency quotation depreciations and devaluations of assets + incurred claims + differences + underwriting income from insurance business other income and expenses) / (earned premiums + + certain items included in other operating income -other withdrawals + life annuities). financial income- and expenses -contribution to the deposit insurance fund, other financial expenses and Cost of risk: (loan-loss provisions + loan-loss provisions on turnover tax on financial income-) / average balance of unused balances of credit-cards and overdrafts, and on interest-earning assets. guarantees granted) / average financing. Non-accrual portfolio: includes loans classified under the Coverage: (allowance for loan losses + provisions for unused following categories of the Argentine Central Bank balances of credit-cards and overdrafts and guarantees classification: With Problems and Medium Risk, High Risk of granted) / non-accrual financing. Insolvency and High Risk and Uncollectible. Digital customers: number of customers with login in digital NPL ratio: non-accrual portfolio / total financing. channels in the last 90 days. ROA: net income attributable to the company on average Efficiency ratio: (personnel expenses + administrative assets. expenses + depreciation and devaluations of assets) / (divided by net interest income plus net fee income + net result from ROE: net income attributable to the company on average financial instruments + foreign currency quotation differences shareholders’ equity. + insurance premiums earned + certain items included in other operating income -other financial income, fees from bundles of products, rental of safe deposits boxes and other fee income- and expenses -contribution to the deposit insurance fund, other financial expenses, other fee-related expenses and turnover tax on financial income and fees- + result from the net monetary position). 52

Inflation, exchange rate and interest rates 2022 2021 3Q 2Q 1Q 4Q 3Q (1) Consumer price index (IPC) 967.3076 793.0278 676.0566 582.4575 528.4968 Consumer price index (IPC) (%) 21.98 17.30 16.07 10.21 9.28 (2) Wholesale price index (IPIM) (%) 22.19 16.75 15.52 8.27 7.73 (3) Acquisition value unit (UVA) 154.72 129.08 108.9 97.51 88.76 (4) Exchange rate (Ps./US$) 147.315 125.22 110.98 102.75 98.74 (5) Badlar (quartely averages) 59.37 45.71 38.6 34.17 34.15 (1) Published by the INDEC (National Institute of Statistics) (2) Reference exchange rate in accordance with Communiqué A 3500 from the Argentine Central Bank, last working day of the quarter. (3) Private banks’ 30-day time deposits rate for amounts over Ps.1 million. (4) Argentine Central Bank reference exchange rate Communication “A” 3500. On the last business day of each period. (5) Argentine Central Bank reference rate for time deposits greater than one million pesos from private banks. 53

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